

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 31, 2017

Dale Francescon
Co-Chief Executive Officer
Century Communities, Inc.
8390 East Crescent Parkway, Suite 650
Greenwood Village, CO 80111

  Re: Century Communities, Inc.
    Registration Statement on Form S-4
    Filed October 26, 2017
    File No. 333-221154

Dear Mr. Francescon:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

       Sincerely,

       /s/ Jay Ingram

       Jay Ingram
       Legal Branch Chief
       Office of Manufacturing and
       Construction

cc: Mark J. Kelson, Esq.
   William Wong, Esq.